Exhibit 99.2

Press Release

SCHMID Group N.V. reports H1 2025 Financial Results and Guidance Update

Freudenstadt, Germany, December 17, 2025 – SCHMID Group N.V. (NASDAQ: SHMD), a global leader in providing solutions to the high-tech electronics, photovoltaics, glass, and energy systems industries, reports its unaudited financial results for the first half of 2025, covering the period ended June 30, 2025 and updates its full-year 2025 guidance.

Key Highlights

•	Revenues: €16.9 million for the six months ended June 30, 2025 compared to €29.7 million for the same period last year due to lower order volumes in Asia, Europe and the USA

•	Gross Profit: €-1.7 million for the six months ended June 30, 2025 compared to €5.6 million for the same period last year principally as a result of the low revenue

•	Other income: €6.1 million for the six months ended June 30, 2025 mainly results from FX translation effects on foreign currency liabilities, which arose due to the weaker performance of the USD compared to the Euro. In the same period of last year, other income was €10.4 million.

•	Operating Result: €-7.8 million for the six months ended June 30, 2025 compared to €-70.1 million for the same period last year principally as a result of the low revenue and negative gross profit.

•	Adjusted EBITDA (non-IFRS)*: €-5.3 million for the six months ended June 30, 2025 compared to €6.1 million for the same period last year

Revenue and Operating Results for H1 2025

SCHMID Group N.V.'s revenues and gross profits were lower in the first half of 2025 than in the comparable period of 2024, in particular due to weak revenues in Asia, China and Europe. The production plant in Freudenstadt was not operating at full capacity in the first quarter of 2025. Order intake improved noticeably in the middle of the second quarter of 2025. Since then, both production plants of the Company have been operating at full capacity again. However, due to accounting for new orders, such new orders did not yet translate into corresponding sales in the six month period ended June 30, 2025. The low sales level led to a negative gross profit in the first half year 2025.

The Group's operating results were impacted by the negative gross profit. However, the valuation of financial liabilities denominated in USD resulted in a positive valuation effect after the USD has performed weakly against the Euro in the first half year. Nevertheless, the Group achieved a negative operating result for the first half of the year overall.

Adjusted Outlook for 2025 and Update on Financial Status of SCHMID

We published an outlook for 2025 in the Company's Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2025. Based on our backlog and our delivery schedule at that time, we previously estimated that our sales will be within a range of €72 million to €77 million for the full financial year of 2025 and our unadjusted EBITDA will be approximately 15% of our sales.

Due to delays in receiving contractual advance payments and the resulting project postponements, sales for 2025 will be at the lower end of the estimated range. Even at the lower end of the sales range, we can reconfirm our EBITDA margin projection of approximately 15%.

The machines subject to delivery delays will be included in sales figures for the first and second quarter of 2026.

In our press release dated November 17, 2025, we referred to ongoing discussions with investors about possible equity or debt investments in SCHMID Group in 2025. Negotiations with XJ Harbour Ltd. regarding a debt-equity swap have been successfully concluded and a shareholders' meeting will be held on December 23, 2025 to authorize the issuance of shares to XJ Harbour Ltd. offsetting more than USD 26 million in financial liabilities to XJ Harbour Ltd. As previously announced, negotiations with potential debt investors have been ongoing. A two-tranche loan facility agreement with Black Forest Special Situations I, a Cayman Islands incorporated vehicle (the "Lender") backed by a consortium of lenders, including several of the Company’s board members, was signed and is expected to be closed with the first tranche to be drawn down on December 18, 2025. This loan facility amounts to up to €10 million, with the first tranche amounting to €2.5 million. The second tranche of up to €7.5 million is expected to be drawn down early in 2026 following the Lender raising further funds. The loan facility includes an equity conversion right, exercisable under certain circumstances by the Lender which would convert the amounts outstanding under the loan facility at a share price of USD 2.15 per share into shares of the Company. Additionally, the Company raised €200,000 separately, as part of the same overarching realignment of the Company's financial structure, by the conclusion of a loan with a related party of the Schmid family. The agreed interest rate is market standard and the loan has a maturity of 15 months.

Negotiations with other possible debt and equity investors remain ongoing. The Group expects that further funds to support and accelerate the growth of the Company will be raised within the coming months.

Once the two tranches of the loan facility, amounting to up to €10 million have been received, SCHMID intends to complete its 2024 financial statements and publish its annual report for the financial year 2024 on Form 20-F. SCHMID expects that its Form 20-F for 2024 will be filed in February 2026.

Outlook for 2026

For the financial year 2026, we confirm our expectation of realizing sales revenue of over EUR 100 million and, taking into account this level of sales, an Adjusted EBITDA margin of more than 12 % on sales.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2024, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2024, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

*Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), we review financial measures that are not calculated and presented in accordance with IFRS (“non-IFRS financial measures”). We believe our non-IFRS financial measures are useful in evaluating our operating performance. We use the following non-IFRS financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, may be helpful to investors, because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their IFRS or US-GAAP results. The non-IFRS financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. A reconciliation of each historical non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS is provided above. Reconciliations of forward- looking non-IFRS financial measures are not provided because we are unable to provide such reconciliations without unreasonable effort due to the uncertainty regarding, and potential variability of, certain items, such as stock-based compensation expense and other costs and expenses that may be incurred in the future. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

Our non-IFRS financial measures include adjusted EBITDA defined as Net income (loss) for the period before net finance result, depreciation, and amortization (including impairments), and special items including the IFRS 2 expenses due to the business combination with Pegasus Digital Mobility Acquisition Corporation. Our management team ordinarily excludes special items from its review of the results of the ongoing operations. Special items may comprise significant asset impairments and write-offs, special accounting charges and other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities.

The financial figures for 2025 and 2024 are preliminary and unaudited and are subject to change based on the completion of the audit for the financial year 2024. The audited financial statements for the financial year 2024 will be published in the Company’s Form 20-F.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs more than 800 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com

Appendix:

Statements of Profit or Loss for the half years ended June 30, 2025 and 2024

	Jan 1 - Jun, 30	Jan 1 - Jun, 30
in € thousand	2025	2024
Revenue	16.892	29.700
Cost of sales	-18.621	-24.054
Gross Profit	-1.729	5.646
Selling	-5.741	-6.533
General administration	-5.461	-5.116
Research and development	-1.540	-3.037
Other income	6.144	10.399
Other expenses	495	-71.480
(Impairment) / Reversal on impairment on financial assets	0	7
Operating profit (loss)	-7.832	-70.114
Financial result	-2.648	-3.968
Income (loss) before income tax	-10.481	-74.082
Income tax benefit (expense)	-76	-850
Net income (loss) for the period	-10.557	-74.932

	Jan 1 - Jun, 30	Jan 1 - Jun, 30
in € thousand	2025	2024
Net income (loss) for the period	-10.557	-74.932
Taxes	-76	-850
Financial result	-2.648	-3.968
Amortization and depreciation	-2.547	-4.511
Business combination related legal, consulting and other costs	0	-1.084
IFRS 2 charge	0	-70.623
Total Adjusted EBITDA	-5.285	6.104

In the first half of 2024, the Adjusted EBITDA includes income from the initial consolidation of SCHMID Energy Systems GmbH of € 9.1 million.

Assets

in € thousand	Jun 30, 2025	Dec 31, 2024
Intangible assets	15.615	14.611
Goodwill	0	0
Property, plant and equipment, net	12.096	13.092
Financial assets	121	135
Investments in joint ventures	9.349	9.800
Deferred tax assets	2.423	2.684
Non-current assets	39.604	40.322
Inventories	19.960	15.858
Trade receivables and other receivables	45.081	47.421
Other current assets	4.468	3.077
Cash and cash equivalents	2.456	3.791
Current assets	71.964	70.147
Total assets	111.568	110.469

Equity and Liabilities

in € thousand	Jun 30, 2025	Dec 31, 2024
Owners' net investment	114.879	114.879
Other reserves	-170.161	-158.145
Equity attributable to owners of the group	-55.283	-43.266
Non-controlling interest	665	661
Equity	-54.618	-42.605
Non-current financial liabilities	38.191	37.000
Other non-current liabilities	5.375	5.053
Provisions for pensions	978	978
Non-current provisions	178	345
Deferred tax liabilities	936	937
Non-current lease liabilities	7.736	8.233
Non-current liabilities	53.395	52.546
Current financial liabilities	38.894	40.433
Current contract liabilities	29.172	11.284
Trade payables and other financial liabilities	28.859	28.290
Other current liabilities	12.843	17.513
Current lease liabilities	1.465	1.461
Current provisions	261	184
Income tax liabilities	1.297	1.364
Current liabilities	112.792	100.528
Total equity and liabilities	111.568	110.469